                United States Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Form 10-SB

                 General Form For Registration of Securities of

                             Small Business Issuers

           Under Section 12(g) of the Securities Exchange Act of 1934

                         COBRA FINANCIAL SERVICES, INC.

                 (Name of Small Business Issuer in Its Charter)

           TEXAS                                               75-2668876
(State or Other Jurisdiction of                             (I.R.S. Employer
Incorporation or Organization)                             Identification No.)


                3020 Legacy Drive, Suite 100, Plano Texas 75023

              (Address of Principal Executive Offices) (Zip Code)


               Telephone: 214.726.9306
               Facsimile: 972.540.6713

               (Issuer's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Exchange Act:     None


Securities to be registered under Section 12(g) of the Exchange Act:

Title of Each Class to be so registered:      Common Stock ($0.001 Par Value)


Name of Each Exchange on Which Each Class is to be Registered:         None








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
                              TABLE OF CONTENTS

PART I......................................................................3

Item 1.   Description of Business...........................................3

Item 2.   Management's Discussion and Analysis and Plan of Operation........4

Item 3.   Description of Property...........................................7

Item 4.   Security Ownership of Certain Beneficial Owners and Management....8

Item 5.   Directors, Executive Officers, Promoters and Control Persons......8

Item 6.   Executive Compensation............................................9

Item 7.  Certain Relationships and Related Transactions.....................9

Item 8.  Description of Securities..........................................9

PART II....................................................................10

Item 1.   Market Price of and Dividends on the Registrant's
         Common Equity and Other Shareholder Matters.......................10

Item 2.  Legal Proceedings.................................................10

Item 3.  Changes in and Disagreements with Accountants.....................10

Item 4.  Recent Sales of Unregistered Securities...........................11

Item 5.  Indemnification of Directors and Officers.........................11

PART F/S...................................................................12

Item 1.  Financial Statements..............................................12

PART III - EXHIBITS........................................................13

Item 1.   Index to Exhibits................................................13

INDEX TO EXHIBITS..........................................................13

                                     PART I

Item 1.  Description of Business

Cobra Financial Services, Inc. was incorporated in Texas, in 1996 by Mr. Carlton Fleming, for the purpose of investing in agricultural land and projects. The assets of the company consist of farmland, buildings, and verity of farming installations and equipment. Located in north Texas in an area fully supported by municipal utilities, the corporate farm is situated in a moderate climate zone that is considered ideal for raising cattle. The facility is accessible by major highway and reasonably distanced from railroad, seaports, and airport facilities.

World trade is increasingly important to the strength of our economy and to the growth of U.S. companies. Exporting creates jobs and provides small firms with growth, new markets and additional profits.

There has never been a better time for American businesses to begin exporting. The booming US economy enhanced by the significant political and financial influence the US has in today's global economy creates an ideal condition for US exports. As the world economy becomes more interdependent, the opportunities for US exports become more attractive, considering:

    o The persisting low exchange rates for the US dollar against all major currencies, making US goods more appealing to importers worldwide

    o The high levels of appeal US goods in general, and agricultural products in particular enjoy worldwide for quality and value

    o The dimensioning appeal for imports other than US products among consumers in the Middle Eastern and Asian markets due to:

          o The higher exchange rates of the major European currencies in comparison to the dollar, making European products less competitive

          o Health and other quality-related problems that lead to the loss of consumer confidence such as the "Mad cow disease" problem associated with European bovine.

          o The lower quality and lesser value Asian agricultural products are known for.

          o The special political relations between the US and the countries of the Gulf Cooperation Council (Saudi Arabia, Kuwait, United Arab Emirates, Qatar, Bahrain, and Oman) and the special incentives offered by theses countries to US products

Exporting of agricultural products is booming in the United States, and businesses are beginning to realize that the world is their market. A business does not have to be big to sell in the global marketplace. Experience shows that US agricultural products can and do extremely well exporting foods.

For several years, Cobra Financial Services, Inc. heavily invested in the acquisition of farm land and farming equipment in the State of Texas and attracting the best experts in the fields for the purpose of raising cattle and exporting bovine meat to the United Arab Emirates, Kuwait and Saudi Arabian Markets. The demand for quality US beef has never been better, and we believe that this is the time for our company to seize this great opportunity and participate in the export of US beef worldwide.

Over the next three years we plan to purchase ready-to-ship meat products from existing meat packing plants which have excess capacity. After the meat has been purchased from plants throughout the United States the product will be shipped to overseas buyers frozen or chilled in refrigerated 40 ft. containers. Each container has a payload capacity of approximately 25 metric tons (approximately 61,000 lbs) of meat. The average requirement for shipping time is six weeks to reach its


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destination. We will attempt to process bi-weekly shipments of two containers each in order to reach our production target of 1.5 million pounds per year at an average of 125,000 lbs per month. We anticipate that at the end of the three year period we will have the ability to purchase our own feeder cattle.

Competition: Other larger companies have a greater advantage with more funds and resources available for the production and export of beef products. Larger companies also have an advantage with greater brand awareness.

Employees

At present, the only employees are the company's President Carlton Fleming. It is anticipated in the future that as the company grows and purchases feeder cattle additional employees will have to be hired.

Facilities

Our executive, administrative and operating offices are located at 3020 Legacy Drive, suite 100, Plano, Texas. Carlton Fleming, our President and a director, currently provides office space to us at no charge.

Item 2.   Management's Discussion and Analysis and Plan of Operation

Information in this registration statement contains "forward looking statements" which can be identified by the use of forward-looking words such as "believes", "estimates", "could", "possibly", "probably", "anticipates", "estimates", "projects", "expects", "may", "will", or "should" or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to those forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results anticipated by those forward-looking statements. Among the key factors that have a direct bearing on our results of operations are the effects of various governmental regulations, the fluctuation of our direct costs and the costs and effectiveness of our operating strategy. Other factors could also cause actual results to vary materially from the future results anticipated by those forward-looking statements.

Plan of operation for the next twelve months. In July of 2000, we an offering of our securities that was offered without registration under the Securities Act of 1933, as amended (the "Act"), in reliance upon the exemption afforded be sections 4 (2) and 3(b) of the Act and Regulation D, Rule 506 promulgated there under. We sold 250,000 shares of our common stock at a price of $.10 per share for a total amount raised of $25,000.

Over the next twelve months our focus will be on:

     o Locating and negotiating purchase agreements with local vendors and meatpacking plants for the purpose of guarantying a supply commitment to meet the initial export requirements.

     o Securing export contracts by finalizing negotiation and signing agreements with overseas buyers.

     o Hiring and training of staff to effectively and efficiently support the company function and operation activity.

     o Develop an internal control system and implement an information system.

Given the company's limited financial resources, the company will have to rely on

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
sales of it's securities and possible loans from directors and government subsidies. The company intends to apply for a SBA loan under the International trade Program.

Pricing and expected revenues: The average price for the imported frozen bovine meat in the UAE market averaged a $2.65 lb. ($6,500 per metric ton) CIF Dubai ports. We expect the prices to remain at that level during the year 2001. Our final export price will depend upon the amount of subsidy provided by the USDA under the existing bid and quota system.

In our opinion, our available funds will satisfy our working capital requirements through May 2002. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors.

We anticipate that we will need to raise additional capital within the next 12 months, including cash for the following:

     o    purchase of feeder cattle;

     o    increased operating expenses;

     o    sales and promotional expenses related to the sale of cattle; and

     o    further implementation of our business plan.

We cannot guaranty that we will have access to the capital markets in the future, or that financing will be available on acceptable terms to satisfy our cash requirements to implement our business strategies. Our inability to access the capital markets or obtain acceptable financing could have a material adverse effect on our results of operations and financial condition. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution of our stockholders. We cannot guaranty that additional funding will be available on favorable terms. If adequate funds are not available within the next 12 months, we may be required to limit our proposed production or to obtain funds through entering into arrangements with collaborative partners already in beef export business.

Results of Operations

We have not engaged in any farming operations to date. Our only revenues have been derived from consulting income received while building our business plan. We received revenues for the year ending December 31, 2000 and 1999 of $528,085 and $215,643 respectively. For the first quarter of 2001 ending March 31 our revenues have been $17,567.

We realized net income (loss) of ($27,872) for the year ending December 31, 2000 and net income (loss) of $62,670 for the year ending December 31, 1999. For the quarter ending March 31, 2001 we had a net income (loss) of $3,765.

Capital Resources And Liquidity

As of December 31, 2000 our total cash available was $421. Our total assets were $152,658. As of March 31, 2000 our total cash available was $17,573 and out total assets were $152,768.

In the fiscal year 2000, we issued 250,000 shares of our common stock for $25,000 to 3 shareholders in a private placement of our common stock under Regulation D Rule 506 of the 1933 Securities and Act which we believe is exempt from registration in accordance with the provisions of Section 4(2). Aside from these monies raised the we are dependent on the resources of our President Carlton Fleming.

We anticipate that we may seek additional funding through public or private sales of

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our securities, including equity securities, or through commercial or private financing arrangements. However, adequate funds, whether through financial markets or collaborative or other arrangements with corporate partners or from other sources, may not be available when needed or on terms acceptable to us. In the event that we are not able to obtain additional funding on a timely basis, we may be required to scale back any proposed operations or eliminate certain or all of our marketing programs, either of which could have a material adverse effect on our results of operations.

Management and affiliates own enough shares to control a shareholder vote.

Our executive officers and directors beneficially own approximately 78.9% of the outstanding common stock. Our executive officers and directors will be able to exercise controlling interest over matters requiring stockholder approval, including the election of directors and the approval of material corporate matters such as change of control transactions. The effects of such stock ownership could be to delay or prevent a change of control of Cobra unless the terms are approved by such stockholders.

Issuance of additional common stock will reduce investors percentage ownership.

The future issuance of all or part of the remaining authorized common stock or preferred stock could result in substantial reduction in the percentage of our common stock held by our shareholders, including purchasers of the shares. No vote of the shareholders is required for the issuance of additional common stock or the designation and issuance of preferred stock. We may determine to issue common stock for future acquisitions, or other items, or may sell shares of our common stock at a price lower than price paid by any purchaser hereof. Such issuance may have the effect of diluting the value of the shares held by its then shareholders and might have a material adverse effect on any trading market, should a trading market develop for our securities.

We will be subject to direct competition from larger companies.

In the industry of beef export we will be competing directly with larger companies who have established business and greater financial resources. We may not be able to compete with larger and more established organizations and may face extreme difficulty entering the market.

Officers and directors may have limited liability and indemnity rights.

The By-Laws of Cobra provide that Cobra may indemnify its officers and directors against losses sustained or liabilities incurred which arise from any transaction in such officer's or director's respective managerial capacity unless such officer or director violates a duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend, or derived an improper benefit from the transaction. Cobra's Certificate of Incorporation and By-Laws also provide for the indemnification by it of its officers and directors against any losses or liabilities incurred as a result of the manner in which such officers and directors operate Cobra's business or conduct its internal affairs, provided that in connection with these activities they act in good faith and in a manner which they reasonably believe to be in, or not opposed to, the best interests of Cobra and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations.

Additional shares entering the market pursuant to rule 144 without additional capital contribution.

Pursuant to Rule 144 of the General Rules and Regulations of the Securities and Exchange Commission, after the expiration of the holding period certain shares of Cobra's common stock now restricted for trading will become eligible for trading in the public market without any additional payment therefore or increase to Cobra's capitalization. Possible or actual sales of its outstanding common stock by all or some of the present stockholders may have an adverse effect on the market price of Cobra's common stock should a public trading market develop. The additional

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
availability of such shares to be traded in the public market would increase the "public float" of Cobra without any corresponding increase in the its capital.

Our common stock may be subject to penny stock regulation.

Currently, there is no public market for our common stock. If a market for our common stock develops and the price of the common stock falls below $5.00 per share, then the common stock may be considered "penny stock." Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the Nasdaq Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. Our securities may be subject to "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our securities.

Item 3.  Description of Property

The company leases 256 acres of farmland with Tifton 85 Bermuda Grass located five miles south of Windom, Texas from its President Carlton Fleming at a cost of $2,000 per month. The property includes a 60x120x16 Morton building that is used for offices and storage space.



           Property                           March 31, 2001



Cash and equivalents                             $17,573

Property and Equipment                           116,265





Item 4.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the stock of the Company as of March 31, 2001, by each shareholder who is known by the Company to beneficially own more than 5% of the outstanding Common Stock, by each director and by all executive officers and directors as a group.

                                                 Nature of Ownership
                                                         and
                      Name and Address of         Number of Shares          Percentage
Title of Class          Beneficial Owner                Owned                of Class
                     Carlton Fleming
Common Stock         3020 Legacy Drive,          12,000,000
Par Value $.001      Suite 100, Plano Texas      President, Director          76.8%

                     Dane McDaniel               168,000
Common Stock         17 Belaire Ct.              Secretary/Treasurer,
Par Value $.001      Truedale, Missouri          Director                      1%
                     63383

                     Casey Boaz
Common Stock         RR1 Box 45B                 168,000
Par Value $.001      Birchtree, MO. 65438        Director                      1%

Common Stock
Par Value $.001      All Officers and
                     Directors as a Group        12,336,000                  78.9%

Change in Control

We are not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403 of Regulation S-B.

Item 5.   Directors, Executive Officers, Promoters and Control Persons

Name                        Age             Position
Carlton Fleming             39              President, Director

                                            Secretary/Treasurer,
Dane McDaniel               32              Director

Casey Boaz                  30              Director

Mr. Carlton Fleming, President , Director, age 39, is a member of the board of directors, and is our company's president. Mr. Fleming has held this position since the Company's inception. From 1987 until 1992, Mr. Fleming was a branch manager for J.W. Gant, a securities broker-dealer. From 1992 until 1996, Mr.
Fleming was the branch manager for LaJolla Capital Corporation, a securities broker-dealer, until he co-founded Lloyd Wade Securities, Inc. Mr. Fleming retired from the securities industry in 1996. Since his retirement, Mr.
Fleming has held the position of President of several Texas corporations.

Mr. Dane McDaniel, Secretary/Treasurer, age 32, is a member of the board of directors, Secretary and Treasurer. Mr. McDaniel has held this position since
1997. From 1992 until present, Mr. McDaniel has held various positions with Hussmann Manufacturing, a company that manufactures refrigerated coolers. Mr.
McDaniel does free-lance accounting and bookkeeping for various companies.

Mr. Casey Boaz, age 30, Director, is a member of our board of directors. Mr.
Boaz was also one of our original founders. He has 7 distinguished years of service in the United States Navy from 1989-1996. Mr. Boaz is also a Gulf War veteran. He has a BS/BA in management from Troy State University. Mr. Boaz has experience in estate

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planning and trust preparation, investment banking and auditing. He currently owns and operates a hardware and limber company in southern Missouri.

Item 6. Executive Compensation

The table set forth below summarizes the annual and long-term compensation for services in all capacities to us for the year ended payable to our President and our other executive officers whose total annual salary and bonus exceeded
$50,000 during the year ending December 31, 2000. Our Board of Directors may adopt an incentive stock option plan for our executive officers which would result in additional compensation.



                         SUMMARY COMPENSATION TABLES

Name and Principal                                             Other Annual
Position                   Salary               Bonus          Compensation
                       2000      1999       2000     1999
Carlton Fleming
President            $348,046   $44,678      -0-      -0-          -0-

Dane McDaniel
Secretary/Treasurer     -0-       -0-        -0-      -0-          -0-

Casey Boaz
Director                -0-       -0-        -0-      -0-          -0-


Our Directors who are also our employees receive no additional compensation for being Directors of our company.

Item 7.  Certain Relationships and Related Transactions

The persons serving as our officers and directors have existing responsibilities and, in the future, may have additional responsibilities, to provide management and services to other entities in addition to us. As a result, conflicts of interest between us and the other activities of those persons may occur from time to time.

If there are any conflicts between our company and our officers and directors we will attempt to solve any conflicts in our favor.

We lease 256 acres of land from our president Mr. Carlton Fleming for a fee of $2,000 per month. Mr. Fleming also provides office space to us at no charge.

Item 8.  Description of Securities

Our authorized capital originally consisted of 1240 shares of par value $0.001 common stock and no preferred stock authorized. On May 19, 2000 we amended our articles of incorporation changing our authorized capital to consist of 100,000,000 shares of Common Stock ("Common Stock"), par value $0.001 and
20,000,000 shares of par value $0.001 shares of preferred stock. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on

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
all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non assessable.

On May 19th of 2000 we authorized a forward split of 4000 to 1. At the time of the split we had 1,240 shares of common stock outstanding which became
4,960,000 shares outstanding.

In July 2000 we issued 250,000 shares of our common stock in a private placement which we believe satisfies 4(2) of the Securities Act of 1933 in accordance with Regulation D, Rule 506, to 3 accredited investors for a total of $25,000.

On October 12, 2000 our board of directors authorized a 3 to 1 forward split of our common stock. Our outstanding common stock at that time was 5,210,000 and became 15,630,000.

                                 PART II

Item 1.   Market Price of and Dividends on the Registrants Common Equity and
          Other Shareholder Matters

Common Stock

Our common stock is not currently trading on any exchange. It is anticipated that we will apply for trading on the Over The Counter Bulletin Board maintained by NASD Regulation as soon as this registration is effective.

Dividend Policy.

We have never declared or paid a cash dividend on our capital stock. We do not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared in the future will be at the discretion of our Board of Directors.

Transfer Agent

We anticipate using the service of Pacific Stock Transfer located in Las Vegas
Nevada at 5844 S. Pecos Road, Suite D. Las Vegas, NV 89120

Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent public accountants and to otherwise comply with the reporting requirements of the Securities Exchange Act of 1934.

Item 2.   Legal Proceedings

We are not currently, nor have we been since inception, a party to any legal proceedings, nor do we believe any are threatened or imminent.

Item 3.   Changes in and Disagreements with Accountants

There have been no changes in or disagreements with our accountants since our formation required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 4.   Recent Sales of Unregistered Securities

There have been no sales of unregistered securities within the last three
(3)years which would be required to be disclosed pursuant to Item 701 of Regulation S-B,


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
except for the following:

On or about August 2, 2000, we issued 250,000 shares of our common stock for $0.10 per share. The shares were issued in a transaction which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Rule
506 of Regulation D promulgated pursuant to that act by the Securities and Exchange Commission. Specifically, the offer was made to "accredited investors", as that term is defined under applicable federal and state securities laws, and no more than 35 non-accredited investors. The value of the shares was arbitrarily set by us and had no relationship to our assets, book value, revenues or other established criteria of value. There were no commissions paid on the sale of those shares. The net proceeds were $25,000.
All three purchasers of shares of our common stock were business associates, personal friends or family members of Carlton Fleming, our President and one of our directors.

In February 1997, we issued 7 shares of our $0.001 par value common stock to Ladonna Richardson Ron Terranova, Arlin Mees, Craig Johnson, Leta Christian,
Dave Cawthon, and Addie McConachie in exchange for their services in reliance on the exemption specified by the provisions of Section 4(2) of the Securities
Act of 1933, as amended. As a result of forward split of 4000 to 1 conducted on May 19, 2000 and a forward split of 3 to 1 conducted on October 12, 2000 these shares totaled 84,000.

In December 1996, we issued 18 shares of our $0.001 par value common stock to Maria Morado, Tammy Hayes, Carmen Meissner, Orlando Robinson, Bradley Morris and Todd Broadway in exchange for their services in reliance on the exemption specified by the provisions of Section 4(2) of the Securities Act of 1933, as amended. As a result of forward split of 4000 to 1 conducted on May 19, 2000 and a forward split of 3 to 1 conducted on October 12, 2000 these shares totaled 216,000.

In October 1996, we issued 55 shares of our $0.001 par value common stock to Ellen Hartwig, Dell Covington, Ralph Rodroguez, Richard Chichakli, Jeff
Bay-Anderson, John Murphy, Bill Hopkins, Norma Ballard, Joy Brown, Lori Burden and Sandra Strickland in exchange for their services in reliance on the exemption specified by the provisions of Section 4(2) of the Securities Act of 1933, as amended. As a result of forward split of 4000 to 1 conducted on May
19, 2000 and a forward split of 3 to 1 conducted on October 12, 2000 these shares totaled 660,000.

Item 5.   Indemnification of Directors and Officers

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to members of the board of directors, officers, employees, or persons controlling the Company pursuant to the immediately subsequent provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

The By-Laws of Cobra provide that Cobra may indemnify its officers and directors against losses sustained or liabilities incurred which arise from any transaction in such officer's or director's respective managerial capacity unless such officer or director violates a duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend, or derived an improper benefit from the transaction. Cobra's Certificate of Incorporation and By-Laws also provide for the indemnification by it of its officers and directors against any losses or liabilities incurred as a result of the manner in which such officers and directors operate Cobra's business or conduct its internal affairs, provided that in connection with these activities they act in good faith and in a manner which they reasonably believe to be in, or not opposed to, the best interests of Cobra and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations.



                                      11

                                   PART F/S

Item 1.   Financial Statements


Index to Financial Statements




                                                                 PAGE


INDEPENDENT AUDITORS' REPORT                                      F-1


AUDITED BALANCE SHEET FOR THE PERIOD ENDING DECEMBER
30, 2000 AND 1999.                                                F-2


AUDITED STATEMENT OF STOCKHOLDERS' EQUITY FOR THE
PERIOD ENDING DECEMBER 31, 2000                                   F-3


AUDITED STATEMENT OF CASH FLOWS FOR THE PERIOD
DECEMBER 31, 2000 AND 1999                                        F-4


AUDITED STATEMENT OF OPERATIONS FRO THE PERIOD ENDING
DECEMBER 31, 2000 AND 1999                                        F-5


NOTES TO FINANCIAL STATEMENTS                                     F-6 to F-8


UNAUDITED BALANCE SHEET FOR THE PERIOD ENDING MARCH 31,
2001                                                              F-9


UNAUDITED STATEMENT OF CASH FLOWS                                 F-10


UNAUDITED STATEMENT OF OPERATIONS                                 F-11


NOTES TO  FINANCIAL STATEMENTS                                    F-12 to F-15












                                      12


CLYDE BAILEY P.C.
______________________________________________________________________________
                                                   Certified Public Accountant
                                                      10924 Vance Jackson #404
                                                      San Antonio, Texas 78230
                                                          (210) 699-1287(ofc.)
                                         (888) 699-1287 - (210) 691-2911 (fax)
                                                                       Member:
                                                   American Institute of CPA's
                                                        Texas Society of CPA's

Board of Directors
Cobra Financial Services Inc.

                        INDEPENDENT AUDITOR'S REPORT
                        ____________________________

I have audited the accompanying balance sheet of Cobra Financial Services Inc.
(Company) as of December 31, 2000 and the related statement of operations, statement of stockholders' equity, and the statement of cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards.
Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December
31, 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles



                                  s/ Clyde Bailey
                                 Clyde Bailey P.C.
San Antonio, Texas
May 12, 2001


                                     F-1

                        COBRA FINANCIAL SERVICES, INC.
                                Balance Sheet
                           As of December 31, 2000


                                 A S S E T S
                                 ___________
Current Assets
______________
     Cash                                 $      421

        Total Current Assets                                   $     421


Fixed Assets
____________
     Farm Equipment                           89,612
     Buildings                                26,653
     Leasehold Improvements                   52,746             169,011

     Less: Accumulated Depreciation          (16,664)

     Total Fixed Assets                                          152,347

     Total Assets                                             $  152,768



                            L I A B I L I T I E S
                            _____________________

Current Liabilities
___________________
     Deferred Income Tax Payable              11,262

     Note Payable - Related Party             26,725

         Total Current Liabilities                               37,987

         Total Liabilities                                       37,987


Commitments and Contingencies                                         -


                 S T O C K H O L D E R S '    E Q U I T Y
                 ________________________________________

Preferred Stock                                                       -
     20,000,000 authorized shares, par value, $.001
     No shares issued and outstanding

Common Stock                                                     15,630
     100,000,000 authorized shares, par value, $.001
     15,630,000 shares issued and outstanding

Additional Paid-in-Capital                                       14,330
Accumulated Surplus                                              84,821


         Total Stockholders' Equity (Deficit)                   114,781

         Total Liabilities and Stockholders' Equity         $   152,768

                        COBRA FINANCIAL SERVICES, INC.
                      Statement of  Stockholders' Equity
                           As of December 31, 2000




                                             $0.001       Paid-In      Accumulated      Stockholders'
                               Shares      Par Value      Capital        Surplus           Equity
                              ________    ___________    _________    _____________    _______________
Balance, January 1, 1999     4,960,000    $    4,960     $      -     $     50,023     $       54,983


Net Income  (Loss)                                                          62,670             62,670
                              ________    ___________    _________    _____________    _______________

Balance, December 31, 1999   4,960,000         4,960            -          112,693            117,653

 July 2000
Issuance of Common Stock
for Cash                       250,000           250        24,750                             25,000


 October 2000
 Forward Stock Split 3/1    10,420,000        10,420       (10,420)                                -


   Net Income  (Loss)                                                      (27,872)           (27,872)
                              ________    ___________    _________    _____________    _______________

Balance June 30, 2000       15,630,000    $   15,630     $  14,330    $     84,821     $      114,781
                              ========    ===========    =========    =============    ===============

     Retroactively Restated

                        COBRA FINANCIAL SERVICES, INC.
                           Statement of Cash Flows
                                                       _________________________________
                                                              For the Year Ended
                                                                  December 31
                                                       _________________________________
                                                            2000              1999
                                                       ______________    _______________
Cash Flows from Operating Activities:
_____________________________________

 Net Income (Loss)                                     $     (27,872)    $       62,670

 Changes in operating assets and liabilities:
   Depreciation                                               12,664              4,000
   Deferred Income Taxes                                     (21,023)            32,285

   Other Liabilities                                               -                 -
                                                       ______________    _______________
   Total Adjustments                                          (8,359)            36,285
                                                       ______________    _______________
Net Cash Used in Operating Activities                  $     (36,231)    $       98,955



Cash Flows from Investing Activities:
_____________________________________

 Fixed Assets                                                (41,951)           (72,077)
                                                       ______________    _______________
Net Cash Used in Investing Activities                  $     (41,951)    $      (72,077)
                                                       ______________    _______________


Cash Flows from Financing Activities:
_____________________________________

 Note Payable - Related Party                                 26,725                 -
 Common Stock                                                 25,000                 -
                                                       ______________    _______________
Net Cash Provided for Financing Activities             $      51,725     $           -
                                                       ______________    _______________

Net Increase (Decrease) in Cash                        $     (26,457)    $       26,878

Cash Balance,  Begin Period                                   26,878                 -
                                                       ______________    _______________
Cash Balance,  End Period                              $         421     $       26,878
                                                       ==============    ===============


Supplemental Disclosures:
  Cash Paid for interest                                          -                  -
  Cash Paid for income taxes                                      -                  -


                        COBRA FINANCIAL SERVICES, INC.
                           Statement of Operations
                                                       _________________________________
                                                              For the Year Ended
                                                                  December 31
                                                       _________________________________
                                                            2000              1999
                                                       ______________    _______________
Revenues:
_________

Revenues                                                     528,085            215,643
                                                       ______________    _______________
        Total Revenues                                 $     528,085     $      215,643


Expenses:
_________

Consulting Expenses                                           94,264             23,731
Officer Salary and Expenses                                  343,072             44,678
Professional Fees                                             49,060              7,337
Lease Expense                                                 33,455             12,290
Vehicle Expenses                                              14,358             12,195
Property Taxes                                                 3,509                699
Depreciation Expense                                          12,664              4,000
Utilities                                                      1,647              2,408
Other Expenses                                                18,286             13,350
                                                       ______________    _______________

        Total Expenses                                       570,315            120,688

Net Income (Loss) from Operations                      $     (42,230)    $       94,955

Provision for Income Taxes:

    Income Tax Benefit (Expense)                              14,358            (32,285)
                                                       ______________    _______________

                Net Income (Loss)                      $     (27,872)    $       62,670
                                                       ==============    ===============


Basic and Diluted Earnings Per Common Share                   (0.002)               Nil
                                                       ______________    _______________

Weighted Average number of Common Shares                  15,630,000         15,180,000
                       used in per share               ==============    ===============
                       calculations  *


           * - Retroactively Restated


                        COBRA FINANCIAL SERVICES, INC.
                        NOTES TO FINANCIAL STATEMENTS


Note 1  -  Summary of Significant Accounting Policies
_____________________________________________________

Organization
------------
Cobra Financial Services Inc. ("the Company") was incorporated under the laws of the State of Texas on September 16, 1996 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Texas. The company has a total of 100,000,000 authorized shares with a par value of $.001 per share and with 15,630,000 shares issued and outstanding as of December 31, 2000. On May 10, 2000, an amendment to the Articles of Incorporation was filed with the Texas Secretary of State to increase the authorized common share to 100,000,000, authorized 20,000,000 in preferred stock, and change the par value to $.001 for both classes of stock. The Company was inactive from inception until June 1999.

Revenue
-------
Revenue consists of consulting fees relating to services performed by the Company. The Company records revenue based on the accrual method of accounting.

During 2000, the Company adopted the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin 101, "Revenue Recognition" ("SAB 101"), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. The adoption of SAB 101 did not have a material effect on the Company's business, financial condition, results of operations or cash flows.

Fixed Assets
------------
Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

The estimated useful lives are as follows:

               Farm Equipment               7 years
               Leasehold Improvements      25 years
               Buildings                   40 years

Depreciation expense for the years ended December 31, 2000 and 1999 was $12,664 and $6,400, respectively.

Federal Income Tax
------------------
The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

                        COBRA FINANCIAL SERVICES, INC.
                        NOTES TO FINANCIAL STATEMENTS


Note 1  -  Summary of Significant Accounting Policies (con't)
_____________________________________________________________

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method
-----------------
The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Earnings per Common Share
-------------------------
The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

Fair Value Of Financial Instruments
-----------------------------------
The carrying value of financial instruments including marketable securities, notes and loans receivables, accounts payable and notes payable approximate their fair values at December 31, 2000.

Long-Lived Assets
-----------------
Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets to be Disposed of " requires, among other things, impairment loss of assets to be held and gains or losses from assets that are expected to be disposed of be included as a component of income from continuing operations before taxes on income.

Comprehensive Income
--------------------
Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to

                        COBRA FINANCIAL SERVICES, INC.
                        NOTES TO FINANCIAL STATEMENTS

Note 1  -  Summary of Significant Accounting Policies (con't)
_____________________________________________________________

owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any assets requiring disclosure of comprehensive income.

Segments of an Enterprise and Related Information
-------------------------------------------------
Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

Recent Accounting Pronouncements
--------------------------------
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Investments and Hedging Activities" ("SFAS No 133") which establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS No. 133, as extended by SFAS No. 137 and amended by SFAS No. 138, is effective for all fiscal quarters beginning after June 15, 2000. The Company does not expect adoption of SFAS No. 133 to have an effect on its financial statements.

In December 1999, the Securities and Exchange Commission issues Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements of all public registrants. The provisions of SAB 101 are effective for transactions beginning in fiscal year after September 30, 2000. The Company does not expect adoption of SAB 101 to have an effect on its financial statements.

                        Cobra Financial Services, Inc.
                                Balance Sheets
                                 (Unaudited)

                                                          March 31         December 31
                                                            2001              2000
                                                       ______________    _______________
                                     A S S E T S
                                    _____________
Current Assets:
_______________

Cash                                                   $      17,573     $          421
                                                       ______________    _______________
         Total Current Assets                                 17,573                421

Fixed Assets:
_____________

Farm Equipment                                                89,612             89,612

Buildings                                                     26,653             26,653

Leasehold Improvements                                        52,746             52,746

Accumulated Depreciation                                     (20,361)           (16,664)

         Total Fixed Assets                                  148,650            152,347
                                                       ______________    _______________
         Total Assets                                  $     166,223     $      152,768
                                                       ==============    ===============

      L I A B I L I T I E S   A N D   S T O C K H O L D E R S '   E Q U I T Y
     _________________________________________________________________________

Current Liabilities
___________________


Accrued Expenses                                       $       6,000     $           -

Deferred Income Tax Payable                                   13,202             11,262

Note Payable - Related Party                                  28,475             26,725
                                                       ______________    _______________

         Total Current Liabilities                            47,677             37,987

Commitments and Contingencies                                      -                  -
____________________________                           ______________    _______________

Stockholders' Equity
____________________

Preferred Stock, $.001 par value, 20,000,000 shares               -                  -
    authorized;  none issued and outstanding

Common stock, $.001 par value, 100,000,000 shares             15,630             15,630
    authorized;  15,630,000 shares issued and
    outstanding

Additional paid-in capital                                    14,330             14,330

Accumulated deficit                                           88,586             84,821
                                                       ______________    _______________

Total Stockholders' Equity                                   118,546            114,781
                                                       ______________    _______________
Total Liabilities and Stockholders'  Equity            $     166,223     $      152,768
                                                       ==============    ===============

                        Cobra Financial Services, Inc.
                           Statements of Cash Flows
                                 (Unaudited)



                                                               Three Months Ended
                                                                   March 31
                                                       _________________________________
                                                            2001              2000
                                                       ______________    _______________
Cash Flows from Operating Activities:
Net Income                                             $       3,765     $       47,619


Adjustments to Reconcile net loss to net cash
 provided by (used in) operating activities:
       Depreciation                                            3,697              3,367
    Changes in operating assets and liabilities:
       Accrued Expenses                                        6,000             (6,874)
       Deferred Income Tax Payable                             1,940             24,531
                                                       ______________    _______________

Net Cash provided by (used in) Operating Activities    $      15,402     $       68,643

Cash Flows from Investing Activities:

     Fixed Assets                                                 -             (56,858)
                                                       ______________    _______________
Net Cash provided by (used in) Investing Activities    $          -      $      (56,858)

Cash Flows from Financing Activities:
     Issuance of common stock                                   -                  -
     Advances from officer                                   1,750                 -
                                                       ______________    _______________
Net Cash provided by (used in) Financing Activities    $       1,750     $           -


Net Increase (Decrease) in cash and cash equivalents          17,152             11,785

Cash at beginning of year                              $         421     $       26,778
                                                       ==============    ===============
Cash at end of year                                    $      17,573     $       14,993
                                                       ==============    ===============

Supplemental disclosure:
    Total interest paid                                $          -      $           -
                                                       ==============    ===============


                        Cobra Financial Services, Inc.
                           Statements of Operations
                                 (Unaudited)

                                                               Three Months Ended
                                                                   March 31
                                                       _________________________________
                                                            2001              2000
                                                       ______________    _______________
Revenues:
    Revenue                                            $      17,567     $      528,085
                                                       ______________    _______________

       Total revenues                                         17,567            528,085

Operating Expenses:
    Consulting Expenses                                           -              77,866
    Officer Salary and Expenses                                   -             314,358
    Professional Fees                                             -              37,550
    Vehicle Expenses                                             847              6,808
    Lease Expenses                                             6,000              6,091
    Depreciation                                               3,697              3,367
    General and Administrative                                 1,318              9,895
                                                       ______________    _______________

                                                              11,862            455,935
                                                       ______________    _______________

       Loss from operations                                    5,705             72,150
                                                       ______________    _______________

Provision for Income Taxes:
    Income Tax Benefit (Expense)                              (1,940)           (24,531)


       Net Loss                                        $       3,765     $       47,619
                                                       ==============    ===============

Loss per common share:

       From operations                                 $       0.000     $        0.003
                                                       ______________    _______________

Weighted average common shares outstanding                15,630,000         15,180,000
                                                       ==============    ===============
          Retroactively Restated


                        COBRA FINANCIAL SERVICES, INC.
                        Notes to Financial Statements


Note 1 - Basis of Presentation
-----------------------------

General
-------
The unaudited interim financial statements of the Cobra Financial Services, Inc. ("Company") as of March 31, 2001 and for the three months ended March 31, 2001, included herein have been prepared in accordance with the instructions for Form 10QSB under the Securities Exchange Act of 1934, as amended, and
Article 10 of Regulation S-X under the Securities Act of 1933, as amended. The December 31, 2000 Balance Sheet was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim consolidated financial statements.

In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at March 31, 2001, and the results of their operations for the three months ended March 31, 2001 and 2000, and their cash flows for the three months ended March 31, 2001 and 2000.

The results of operations for such periods are not necessarily indicative of results expected for the full year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of December 31, 2000, and for the two years then ended December 31, 2000 and 1999 and related notes included in the Company's Form 10-SB filed with the Securities and Exchange Commission

Organization
------------
Cobra Financial Services Inc. ("the Company") was incorporated under the laws of the State of Texas on September 16, 1996 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Texas. The company has a total of 100,000,000 authorized shares with a par value of $.001 per share and with 5,210,000 shares issued and outstanding as of December 31, 2000. On May 10, 2000, an amendment to the Articles of Incorporation was filed with the Texas Secretary of State to increase the authorized common share to 100,000,000, authorized 20,000,000 in preferred stock, and change the par value to $.001 for both classes of stock. The Company was inactive from inception until June 1999.

Note 2  -  Summary of Significant Accounting Policies
-----------------------------------------------------

Revenue
-------
Revenue consists of consulting fees relating to services performed by the Company. The Company records revenue based on the accrual method of accounting.

During 2000, the Company adopted the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin 101, "Revenue Recognition" ("SAB 101"), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. The adoption of SAB 101 did not have a material effect on the Company's business, financial condition, results of operations or cash flows.

Fixed Assets
------------
Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

The estimated useful lives are as follows:

               Farm Equipment               7 years
               Leasehold Improvements      25 years
               Buildings                   40 years

Depreciation expense for the years ended December 31, 2000 and March 31, 2001 was $12,664 and $3,697, respectively.

Federal Income Tax
------------------
The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.


Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method
-----------------
The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Earnings per Common Share
-------------------------
The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.
Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

Fair Value Of Financial Instruments
-----------------------------------
The carrying value of financial instruments including marketable securities, notes and loans receivables, accounts payable and notes payable approximate their fair values at March 31, 2001.

Long-Lived Assets
-----------------
Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets to be Disposed of " requires, among other things, impairment loss of assets to be held and gains or losses from assets that are expected to be disposed of be included as a component of income from continuing operations before taxes on income.

Comprehensive Income
--------------------
Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive

Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any assets requiring disclosure of comprehensive income.

Segments of an Enterprise and Related Information
-------------------------------------------------
Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

Recent Accounting Pronouncements
--------------------------------
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Investments and Hedging Activities" ("SFAS No 133") which establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS No. 133, as extended by SFAS No. 137 and amended by SFAS No. 138, is effective for all fiscal quarters beginning after June 15, 2000. The Company does not expect adoption of SFAS No. 133 to have an effect on its financial statements.

In December 1999, the Securities and Exchange Commission issues Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements of all public registrants. The provisions of SAB 101 are effective for transactions beginning in fiscal year after September 30, 2000. The Company does not expect adoption of SAB 101 to have an effect on its financial statements.

Note 3  -  Common Stock
-----------------------

In May of 2000, the Company approved a 4000 to 1 forward split of the outstanding common stock. At the time of the forward split there were a total of 1,240 shares outstanding. The financial statements are showing the shares retroactively restated.

In July of 2000, the Company completed a public offering that was offered without registration under the Securities Act of 1933, as amended (the "Act"), in reliance upon the exemption afforded be sections 4 (2) and 3(b) of the Act and Regulation D, Rule 506 promulgated there under. The Company sold 250,000 shares of common stock at a price of $.10 per share for a total amount raised of $25,000.

Note 4  -  Related Parties
--------------------------

Officer Salary and Expenses - Carlton Fleming received salary and expenses in the amount of $348,046 and $44,678 for the years ended December 31, 2000 and 1999, respectively.

Also, Carlton Fleming advanced the Company a total of $28,475 that is recorded as Note Payable - Related Party.

The company neither owns nor leases any real property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 5 - Organization Costs
---------------------------

The Company has incurred legal, accounting and other formation costs. During the years ended December 31, 2000 and 1999, these costs were charged to operations in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-up Activities". It requires most start-up activities to be expenses to operations as incurred.

Note 6 - Income Taxes
---------------------

Deferred income taxes arise from temporary differences resulting from the Company's subsidiary utilizing the cash basis of accounting for tax purposes and the accrual basis for financial reporting purposes. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse. The Company's previous principal temporary differences relate to revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes.

Note 7  -  Subsequent Events
----------------------------

There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

                               PART III - EXHIBITS

Item 1.   Index to Exhibits.

Exhibits required to be attached hereto are listed in the Index to Exhibits beginning on page 14 of this Form 10-SB, which is incorporated herein by reference.


                                 SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Cobra Financial Services, Inc.

/s/ Carlton Fleming                                      Date: May 31, 2001
Carlton Fleming, President & Director




                             INDEX TO EXHIBITS

EXHIBIT                                          DESCRIPTION

  2.1                                            Articles of Incorporation

  2.2                                            Bylaws

  2.3                                            Certificate of Amendment

  10                                             Land Lease Agreement between
                                                 Cobra Financial Services,
                                                 Inc. and Carlton Fleming




























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